                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                                  TEKGRAF, INC.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   879102 10 1
                    ----------------------------------------
                                 (CUSIP Number)

       Thomas M. Mason                             Stephen A. Tsoris
        Tekgraf, Inc.                          Gardner, Carton & Douglas
 980 Corporate Woods Parkway               321 North Clark Street, Suite 2900
Vernon Hills, Illinois 60061                    Chicago, Illinois 60610
       (847) 913-5888                                (312) 245-8431
                    ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 31, 2001
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

                                       13D
CUSIP NO. 29287210-8

1.       Name of Reporting Person/I.R.S. Identification No. of Above Person

         William M. Rychel
-------------------------------------------------------------------------------

2.       Check the Appropriate Box If a Member of a Group   (a) / /
                                                            (b) / /

-------------------------------------------------------------------------------

3.       SEC Use Only


-------------------------------------------------------------------------------

4.       Source of Funds

         N/A
-------------------------------------------------------------------------------

5.       Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)  / /

-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States
-------------------------------------------------------------------------------
                                            7.       Sole Voting Power
                                                            1,215,634
                                           ------------------------------------
NUMBER OF
SHARES                                      8.       Shared Voting Power
BENEFICIALLY                                                0
OWNED BY                                   -----------------------------------
EACH
REPORTING                                   9.       Sole Dispositive Power
PERSON                                                      408,651
WITH                                        -----------------------------------

                                            10.      Shared Dispositive Power
                                                            806,983
-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,215,634
-------------------------------------------------------------------------------
12.      Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares  / /
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
                  24.53%
-------------------------------------------------------------------------------
14.      Type of Reporting Person
                  IN
-------------------------------------------------------------------------------

         Pursuant to the Settlement Agreement and Mutual Releases dated December 21, 2000 by and between the Issuer and Anita Ltd. the Issuer repurchased certain shares of its common stock held by Anita, Ltd. and therefore the percentage ownership of the Reporting Person was changed. Also, in March certain Escrow Agreements were terminated and shares released thereby changing the percentage ownership of the Reporting Person.

Item 1.  Security and Issuer.

         This Schedule 13D relates to shares of the common stock, par value $.01 per share (the "Shares"), of Tekgraf, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 980 Corporate Woods Parkway, Vernon Hills, Illinois, telephone no. 847-913-5888.

Item 2.  Identity and Background.

(a)-(c), (f)      This Schedule 13D is being filed by William M. Rychel.
Mr. Rychel has been President and Chief Executive Officer and a Director since October 1998. The Company distributes and services computer hardware and peripheral devices. The Reporting Person's business address is c/o Tekgraf, Inc., 980 Corporate Woods Parkway, Vernon Hills, Illinois 60061. The Reporting Person is a United States citizen.

(d)-(e)           During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         Changes caused by settlement of dissenters' rights litigation and repurchase of dissenters' shares of common stock and release of certain escrow shares.

Item 5.  Interest in Securities of the Issuer.

(a) As of August 31, 2001, Mr. Rychel owned 1,215,634 shares of common stock.

(b) Mr. Rychel has sole voting power over 1,215,634 shares of common stock of the Issuer. Mr. Rychel has sole dispositive power over 408,651 shares of common stock of the Issuer. 806,983 shares of common stock of the Issuer are subject to that certain Stock Pledge Agreement between Mr. Rychel and the Issuer dated as of December 1, 1999. While these shares are pledged, Mr. Rychel has no dispositive power over the shares except by complying with certain terms of the Stock Pledge Agreement.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to Be Filed as Exhibits.

EXHIBIT NO.       DESCRIPTION
-----------       -----------
7.1               Settlement Agreement and Mutual Releases (Incorporated herein by reference from the Form 8-K filed by the Issuer on January
                  4, 2001).

                                                                     Page 5 of 5
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WILLIAM M. RYCHEL

                                        By:  /s/ William M. Rychel
                                           ------------------------------------

Dated:    August 31, 2001